Exhibit 99.1

For Immediate Release	Media contacts: Dan Flaherty, +1 617.954.4256
For shareholders/advisors: Brian Mastrullo, +1 617.954.7940

MFS INVESTMENT GRADE MUNICIPAL TRUST ANNOUNCES TENDER OFFER

BOSTON, MA (March 4, 2026) – MFS Investment Management® (MFS®) announced today that the Board of Trustees (the “Board”) of MFS Investment Grade Municipal Trust (the “Fund”) (NYSE: CXH), a closed-end management investment company, authorized the Fund to conduct a cash tender offer (the “Tender Offer”) for up to 50% of the Fund’s outstanding common shares (the “Shares”) at a price per Share equal to 99% of the Fund’s net asset value (“NAV”) per Share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the date the Tender Offer expires. The Board approved the Tender Offer to, among other reasons, encourage shareholder support for the Fund’s previously announced reorganization with and into the MFS Municipal Income Trust (the “Acquiring Fund”) (the “Reorganization”), and to provide shareholders with a source of liquidity ahead of the Reorganization.

As of February 27, 2026, the Fund had 8,199,220 shares of common stock outstanding, 372 shares of preferred stock outstanding, and total net assets of $71.60 million (not including preferred shares).

Tender Offer Conditions

The Tender Offer is being made on the terms and subject to the conditions that will be set forth in the Fund’s tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) upon the commencement of the Tender Offer. Among other conditions, the Tender Offer is contingent upon the Fund receiving the necessary shareholder vote in favor of the Reorganization. Further details regarding the Reorganization are discussed in a joint prospectus/proxy statement dated January 29, 2026, and mailed to the Fund’s shareholders in February 2026. The Reorganization will be voted upon at a special shareholder meeting scheduled for March 11, 2026, which may be subject to one or more adjournments (the “Meeting”). The Tender Offer will commence as soon as practical after the Meeting if the Reorganization is approved and prior to the consummation of the Reorganization, which is currently anticipated to occur on or around June 1, 2026. Further details and timing of the Tender Offer will be announced following the Meeting.

In the event that the Reorganization is not approved at the Meeting, the Tender Offer will not be conducted.

Additional terms and conditions of the Tender Offer will be set forth in the Fund’s offering materials filed with the SEC. If the number of Shares tendered exceeds the maximum amount of the Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis. Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s tendered common shares. The Fund may determine not to accept shares tendered in the Tender Offer under various circumstances, as will be set forth in the offering materials.

Further information about the Tender Offer will be announced in future press releases and the Fund’s offering materials. This announcement is for informational purposes only and is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. The Fund has not yet commenced the Tender Offer described in this release. A Tender Offer will be made only by an offer to purchase, a related letter of transmittal, and other documents that will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Shareholders should read the applicable offer to purchase and tender offer statement on Schedule TO and related exhibits if and when those documents are filed and become available, as they will contain important information about the particular Tender Offer. The Fund will also make available, without charge, the offer to purchase and the letter of transmittal for the Tender Offer that is conducted.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

About the Fund

The Fund is a closed-end investment company product advised by MFS Investment Management. Closed end funds, unlike open end funds, are not continuously offered. Except pursuant to a Tender Offer, common shares of the Fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder reports or contact your financial adviser.

About MFS Investment Management

In 1924, MFS launched the first U.S. open end mutual fund, opening the door to the markets for millions of everyday investors. Today, as a full-service global investment manager serving financial advisors, intermediaries, and institutional clients, MFS still serves a single purpose: to create long-term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of January 31, 2026, MFS managed $661.8 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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